OxySure® Systems, Inc.

January 13, 2011

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:	OxySure Systems, Inc. Amendment No. 4 to Registration Statement on Form S-1/A Filed on November 12, 2010 File Number 333-159402

Dear Mr. Kruczek:

We have received your comment letter dated November 26, 2010 (the “Comment Letter”) regarding Amendment No. 4 to our Registration Statement on Form S-1/A filed on November 12, 2010 (the “Registration Statement”).  We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter.  The following numbers herein are coordinated to the comment number in the Comment Letter.

1.             We will file an amended Form 8-A to provide the electronic signature.

Regarding effectiveness of the Form 8-A, the Rule as to Use of Form 8-A states:

“(d) If this form is used for the registration of a class of securities under Section 12(g), it shall become effective, (2) If a class of securities is concurrently being registered under the Securities Act, upon the later of the filing of the Form 8-A with the Commission or the effectiveness of the Securities Act registration statement relating to the class of securities.”

This rule clearly states that when Form 8-A is being to used to register a class of securities under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) concurrently with that same class of securities being registered under the Securities Act of 1933 (the “Securities Act”), as is the case here, the Form 8-A does not become effective until the later of filing the Form 8-A with the Commission or effectiveness of the Securities Act registration statement (our Form S-1).  As our Registration Statement on Form S-1 under the Securities Act has not yet been declared effective, our Registration Statement on Form 8-A will become effective concurrently with the effectiveness of the Registration Statement on Form S-1 according to the rule.

Please also note that we checked the box on the Form 8-A which states, “If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) [as cited above], check the following box.”  This indicates that our Form 8-A will not become effective until our Registration Statement on Form S-1 under the Securities Act becomes effective.

We have reviewed the Compliance and Disclosure Interpretations: Exchange Act Sections, Question 116.04 and the corresponding answer.  Question 116.04 does not address filing a Form 8-A if also concurrently registering a class of securities under the Securities Act.  Question 116.04 only addresses the filing of the Form 8-A without taking into consideration any other filing being made concurrently with the Form 8-A filing.

Please note that we are not required to register a class of our securities under Exchange Act Section 12(g)(1)(A and B).

Therefore, the only guidance from the Commission regarding the effectiveness of a Form 8-A filed in conjunction with a Registration Statement under the Securities Act states that the Form 8-A shall become effective concurrently with the Registration Statement becoming effective.  We have provided a supplemental attachment of the Form 8-A which includes the sections we have quoted above.

From a practical standpoint, it makes sense that, when an issuer is not required to register a class a class of securities under the Exchange Act, but is only doing so in connection with registering a class of securities under the Securities Act, the Exchange Act registration statement would go effective concurrently with the Securities Act registration statement.  In other words, the issuer would not become a reporting company until their shares were registered under the Securities Act.  This is so that those shares can then become eligible for trading on a stock exchange or electronic quotation system.  To have an issuer become a reporting company prior to having its shares eligible for public sale would not serve the purpose behind the transaction, i.e., to become a public and reporting company.  There should be no reason for an issuer to try and play a guessing game as to when its Securities Act registration statement will go effective in order to try and get the Exchange Act registration statement effective at the same time, such as would be required if there was a 60 day automatic effectiveness of the Exchange Act registration statement.

Prospectus Cover

2.           We have revised the Registration Statement to indicate that the Offering will terminate on July 31, 2010, subject to a 90 day extension.

Prospectus Summary

3.           We are unable to provide any further specificity regarding the outcome of our renegotiation with the Frisco Economic Development Corporation (“FEDC”).  Any attempt by us to provide definition to a potential outcome would be speculative.  The renegotiation process includes the management of the FEDC developing ideas and proposals (for revised targets and/or a revised performance agreement) with us.  But, the FEDC Board has the final authority to approve or disapprove any proposal(s), modify or revise it, or otherwise approve and finalize any new performance agreement.  The FEDC Board has wide latitude in doing so, including without limitation, agreeing to credits notwithstanding performance, agreeing to partial credits, accepting other value criteria (not stated in the performance agreement) as acceptable performance criteria, and deciding on new (higher or lower) performance criteria.  We believe our discussions with the FEDC to be amicable.  As a consequence, we believe that the outcome of this renegotiation will not have a significant adverse impact on our business and our stockholders.  However, we have added a risk factor regarding this uncertainty.

Warrants

4.           We have revised the Registration Statement to correct the total number of warrants held by “Affiliates and Promoters” in the table, which should have been 780,483.  The reason for the increase in the number of warrants issued to “Consultants” in the table relates to the addition of 506,666 warrants that have previously been treated as Prepaid Warrants.  Please see Page II-7, Note (cc), bullets 3, 4 and 5 for the disclosures regarding the issuance of these warrants. We have previously disclosed in our prior comment response #48, that these warrants that have been previously treated as prepaid warrants and have been added to the total number of warrants outstanding.

Failure to Design

5.           We have revised the Registration Statement to disclose that there is a material risk related to our current internal controls as follows:

Our lack of sufficient personnel creates a material weakness in our internal controls.  If we fail to implement a remediation plan to cure our lack of internal controls over our financial reporting, we may lose credibility with investors and the market price of our common stock may be adversely impacted.

While there are internal controls and procedures in place that relate to financial reporting and the prevention and detection of material misstatements, it is our management’s opinion that a material weakness in the financial reporting process resulted from insufficient personnel.  We are currently working to improve our internal financial reporting controls.  We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address our material weaknesses, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002.  The existence of a material weakness is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period while that material weakness continues to exist.  The process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.  We cannot assure you that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.  In the event that we cannot implement a remediation plan in a timely manner, investors and others may lose confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock.

Use of Proceeds

6.           We have revised the Registration Statement to rename the row “Payment on other Subordinated notes,” and to distinguish the foot notes for “Payment of Senior Notes” and “Payment on other Subordinated notes” from each other.  We have also stated the amounts outstanding after payments made pursuant to the Use of Proceeds table.

7.           We have revised the Registration Statement to number the footnotes properly.

Determination of Offering Price . . .

8.           We have revised the Registration Statement to correct the numbering of the footnotes to clarify the purpose of the footnotes.

Selling Security Holders

9.           We have revised the Registration Statement to remove all securities held by IR Services, Inc. from registration.

Selling Security Holders

10.           The North Texas Enterprise Center for Medical Technology (“NTEC”) is a medical device accelerator program that selects medical device companies to become program companies through a rigorous selection process.  NTEC receives a stake or shareholding in its program companies typically in the 2% to 6% range, and it is NTEC‘s custom to receive its ownership interest in the form of warrants.  NTEC was entitled to receive approximately 2% of our stock, which translated to approximately 281,200 shares of common stock.  Since NTEC received its interest as warrants, the exercise price was nominal in order to minimize the cost of exercise in exchange for the benefits he received from NTEC's program.

11.           We have revised the Registration Statement to reconcile the aggregate number of shares offered with the aggregate number disclosed in our fee table.

Management’s Discussion and Analysis of Financial Condition . . .

Critical Accounting Policies, Estimates and Assumptions

12.           We have revised the Registration Statement to state that, “The risk-free interest rate assumption is based on the five-year U.S. Treasury zero-coupon rate appropriate for the expected term of the stock options.”

13.           As we indicated in our prior responses, the first bullet of prior response 66 and response 75, we adjust the forfeiture rate, if at all, on an annual basis.  All other assumptions used to value stock options are evaluated on a quarterly basis.  We have revised the Registration Statement to state, “FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We only record stock-based compensation expense for awards that are expected to vest.  While we generally consider historical forfeitures in our estimates, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited.  Our estimated forfeitures may differ from our actual forfeitures.  If actual results differ significantly from these estimates, stock-based compensation expenses, and our results of operations could be materially impacted when we record a true-up for the difference in the period that the awards vest.  We adjust stock-based compensation expenses based on our actual forfeitures on an annual basis, if necessary.”

Liquidity and Capital Resources

14.           We have revised the Registration Statement so that the table shown under “Liquidity and Capital Resources” is consistent with the disclosure on page F-1.

15.           The Vencore deferred amount is contained under capital leases-current (stated as $307,667.83 as of September 30, 2010).  The amount deemed deferred in connection with the Vencore lease is higher because our capital leases-current account is stated net of negative amounts related to premiums on capital leases.

16.           We have deleted the portion of the 6th bullet that refers to the Cardiatech Memorandum of Understanding (“MOU”).  As of the date of this response, we have not entered into formal distribution agreements setting out the final terms and conditions of each distribution agreement, as contemplated by paragraph three of the MOU.  Therefore, we are unable to expand on the material terms of paragraph 12 of the exhibit because as of the date of this response letter, it appears unlikely that a distribution agreement for Cardiatech products, as contemplated in paragraphs 8, 9 and 10 of the MOU will be entered into.  Therefore, we have deleted reference to the MOU.

By way of further explanation, the original MOU contemplated giving exclusivity to Cardiatech for a number of countries inside and outside the European Union (“EU”).  All EU countries legally require CE Marking (for our products).  Countries outside the EU do not legally require CE Marking, although some require CE Marking voluntarily.  Our early discussions with Cardiatech included strategies by Cardiatech to target early sales in those “non-CE” countries.  We provide this information by way of background, but it appears moot for the following reasons:

•	We have deleted the portion of the 6th bullet that refers to the Cardiatech MOU; and
•	As of the date of this response we have not entered into a formal distribution agreement with Cardiatech for our products (discussions remain active), and we are uncertain about:
o	The scope of such a future agreement, since at this time it seems probable we will limit the number of exclusive territories we will ultimately award to Cardiatech (to a number fewer than 14); and
o	The final terms and conditions of such a future distribution agreement, including roles, responsibilities and costs.

Going Concern

17.           We have revised the Registration Statement to add the term “substantial” in the going concern disclosure.  Also, we have revised the notes to our financial statements to the Registration Statement to state the following:

•
We had negative working capital of approximately $1,468,457 as of September 30, 2010 as compared to $1,842,187 as of September 30, 2009 and negative working capital of $703,364 and $751,145 as of December 31, 2009 and 2008, respectively.

•
We had total notes payable of $2,588,085 and $2,093,987 as of September 30, 2010 and December 31, 2009 respectively.  The increase in Notes Payable was primarily due to a net increase in Current Notes Payable, from $332,928 at December 31, 2009 to $827,026 at September 30, 2010.

•
We generally provide our customers with terms of up to 30 days on our accounts receivable.  In some cases we require prepayment, depending on history or credit review.  Further, we generally require pre-payment on orders shipped to international destinations.  Our accounts receivable, net of allowances for sales returns and allowance for doubtful accounts, were $25,370 and $36,365 as at September 30, 2010 and December 31, 2009, respectively.

•
Since inception, we have been engaged primarily in product research and development, investigating markets for our products, developing manufacturing and supply chain partners, and developing distribution, licensing and other channel relationships.  In the course of funding research and development activities, we have sustained operating losses since inception and have an accumulated deficit of $10,405,300 at September 30, 2010.

18.           We have revised the Registration Statement to remove the reference to the cash burn rate, and to simply state, “We have reduced our expenses."

19.           A reseller should report resales of certain products pursuant to ASC 605-45-45 based on the following analysis:

•
If the supplier is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, the reseller does not have risks and rewards as principal in the transaction and thus will record the sales on a net basis based on the amount retained.

•
If the reseller earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer, indicating that they are an agent of the supplier, the reseller will record sales on a net basis on the amount retained.

•	If the credit risk is assumed by the supplier, that fact may indicate that the reseller is an agent of the supplier and, therefore, will record revenue on a net basis on the amount retained.

Since none of the above criteria apply to us (we are a principal in the transaction, we typically fulfill any third party products to our customers, and we typically determine our markups) we record these sales on a gross basis.

20.           We do not offer any services to our customers at this time nor do we have any plans of offering services in the foreseeable future.  All references to services have been deleted from the Registration Statement.

Results of Operations

21.           We have added the following to the Registration Statement:

“Revenue from products declined from $267,426 for the nine months ended September 30, 2009 to $104,919 for the nine months ended September 30, 2010. The decrease in revenue from products can be attributed to the fact that our management’s time and resources were substantially diverted by:

•
The time and resources required to be spent on a complete re-audit of fiscal years ended December 31, 2008 and 2009, precipitated by the deregistration by the PCAOB of the Blackwing Group, our former auditor, due to PCAOB violations by the Blackwing Group unrelated to us;

•	The time and resources required to be spent on this registration process;
•	Considerable time, effort and resources spent on developing the Afritex license transaction and distribution agreement; and
•	Limited sales capability and financial resources.”

Foreign Currency Risk

22.           We have revised the Registration Statement to delete the section “Foreign Currency Risk” because substantially all of our operations are conducted in the United States.

Executive Officers and Directors

23.           Pursuant to Sections II.A.2 and II.B of the Securities Act Release No. 9089, we have revised the Registration Statement to revise the Executive Officer and Director summaries.  Please note that there are no nominees to our board of directors.  Therefore, there is no need to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Interest of Named Experts and Counsel

24.           We have revised the Registration Statement to state, “Sam Kan & Company, LLC has audited our Financial Statements for the periods ended December 31, 2009 and December 31, 2008 and to the extent set forth in its report, which is included herein in reliance upon the authority of said person as an expert in accounting and auditing.”

Related Party Transactions

25.           We revised the Registration Statement to update the related party loans outstanding as of the date of the prospectus.

Changes In and Disagreements with Accountants

26.           We have revised the Registration Statement to state that, “Our board of directors approved the dismissal of our independent auditor, The Blackwing Group, LLC.”

Financial Statements

Statements of Operations and Accumulated Deficit

27.           The $100,978 impairment of intangible assets is just for the six months ended June 30, 2009.  The $100,978 impairment loss should not be carried forward to June 30, 2010.

Statement of Stockholders’ Equity

28.           The significant terms of the prepaid warrants are as follows: Term, five years; Transfer, possible by assignment; Adjustment upon (i) Stock Dividends, Subdivisions, Combinations and Other Issuances; and (ii) Reclassification, Reorganization, Merger, Sale or Consolidation; no voting rights and securities are restricted.  A prepaid warrant is recorded when each investor invested cash.  The prepaid warrants are non refundable.   The fair value of the warrants was estimated on the grant date using the Black-Scholes option-pricing model in accordance with ASC 718-10, Share-based payment with the following weighted-average assumptions.

	04/20/09	06/13/09	03/01/09	03/01/09

	Pacific Cattle Corporation	Bryan Thomas	Tim Hutton	Phong Le

INPUT VARIABLES
Stock Price	$1.00	$1.00	$1.00	$1.00
Exercise Price	$0.01	$0.01	$0.01	$0.01
Expected Life	5.00	5.00	5.00	5.00
Volatility	0.54	0.55	0.52	0.52
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	1.82%	2.81%	1.86%	1.86%

Prepaid warrants were recorded based on the cash received and is recorded under shareholders’ equity section.  The warrant is calculated at fair value in accordance with ASC 718-10.  On pg F-62, the warrants are included in the December 31, 2009 grant column.  On F-63, the warrants are reported on the grant dates which are March 1, 2009, April 2, 2009, and June 13, 2009.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition

29.           We recognize revenue when persuasive evidence of an arrangement exists, shipment has occurred, the price is fixed or determinable, and collectability is reasonably assured.  Revenues are recognized from product sales, net of discounts, and rebates.  This revenue recognition policy is applied to both customers and distributors.

Our records estimated reductions to revenue for customer incentive offerings, discounts, and sales returns allowance in the same period that the related revenue is recognized. The customer incentive offerings primarily involve volume rebates for our products in various target markets.  If market conditions were to decline, we may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.  Moreover, we also offer discounts to customers who purchase the products in large volume and the discounts result in a reduction of revenue at the time the discounts were offered.

We defer revenue and income when the requirements of SAB 104 are not met when we invoice a customer or a customer makes payment, the billed or paid amount is recorded deferred revenue, a liability account.  Deferred Revenue was $0 and $91,207 for the years ended December 31, 2009 and 2008, respectively.  For example, the customer may place an order and pay for the order, but unless the order is shipped from our warehouse we do not recognize the associated revenue.

30            We do not have any other license agreements other than the license agreement with Afritex.

31.           We have revised the terms of the License Agreement to remove Section 2(b) which references development by us.  The Amendment to the License Agreement is filed as Exhibit 10.29.1 to the Registration Statement.

32.           We have revised the treatment of the warrants associated with the Afritex note.  As of September 30, 2010, the fair market value of the warrants issued to Afritex pursuant to the Afritex Note was estimated to be $1,358 using the Black-Scholes pricing model with a volatility of 20% and the following assumptions: no dividend yield, exercise price of $2.50 per share with a $1.00 current price of the underlying per share, life of 4.49 years and a risk-free interest rate of 1.27% based on the five-year zero coupon rate.  The proceeds from the notes were allocated based on the relative fair market values of the note without the warrants issued in conjunction with the notes and of the warrants themselves at the time of issuance.  The portion allocated to the warrants was treated as a discount to the notes and amortized over the life of the note.  Additionally, as a result of issuing the warrants with the subordinated convertible promissory note, a beneficial conversion charge was estimated to be recorded as interest expense reflecting the incremental intrinsic value benefit of $25,693 provided to the holders of the notes.  We recorded interest expenses of $23,695 for the nine months to September 30, 2010 and $1,998 for the year ended December 31, 2009.

The fair market value of the common stock warrants was recorded in the consolidated balance sheet as a warrant liability upon issuance and, subsequently, the fair value of the common stock warrants was re-measured to fair market value.

Notes 4.  Notes Payable

33.           The Agave/JTR Subordinated Notes and the JTR Senior Note are all convertible.  We have attached the Notes as Exhibits 10.5, 10.6, 10.7.1, and 10.7.2.

34.           We used the Black-Scholes model to calculate the fair value of warrants in accordance with ASC 718 and the beneficial conversion feature and debt discount are calculated in accordance with ASC 470-20.  Please refer to Note 4 – Notes Payable.

35.           Please refer to the attached schedules for the fair value of the warrants, debt discount and beneficial conversion feature calculation.

36.           In accordance with ASC 470-20, Debt with conversions and other options, the proceeds from the notes were allocated based on the relative fair values of the note without the warrants issued in conjunction with the notes and of the warrants themselves at the time of issuance.  The portion allocated to the warrants was treated as a discount to the notes and amortized over the life of the note.  Additionally, as a result of issuing the warrants with the subordinated convertible promissory notes, a beneficial conversion charge was recorded as interest expense reflecting the intrinsic value provided to the holders of the notes.  Please refer to the attached schedule for the beneficial conversion feature calculation and the proper footnote disclosure in Note 4.

37.           We used $1.00 as the estimated exercise value of the warrants based on the price that investors were willing to purchase our securities.  In 2008, investors were willing to purchase our common stock at $2.50 per share.  However, in 2009, investors were only willing to purchase our common stock at $1.00 per share.  The disclosure has been revised to show that we used the Black-Scholes method to calculate the fair value of the warrants.

38.           On page F-15, there is a fair value on JTR warrants in the amount of $277,957.  Please refer to revised Note 4 and the spreadsheet for calculation.  On page F-16, there is a fair value of $346,786 on the Agave warrants.  Please refer to revised Note 4 and the spreadsheet for calculation.  On page F-17, there is a fair value of $25,693 on the Alcedo warrants.  Please refer to revised Note 4 and the spreadsheet for calculation.  On page F-18, there is a fair value of $161,977 on the Sinacola warrants.  Please refer to revised Note 4 and the spreadsheet for calculation.

Note 15.  Going Concern

39.           The $100,000 Alcedo note did not add additional liquidity to us after year-end, and therefore, it has been deleted from the footnote.

Note 10.  Related Party Transactions

40.           We have determined that Afritex needs to be treated as a related party to us because our president beneficially owned approximately 23.7% of Afritex’s shares.  Also, our president exercises significant influence or control over Afritex. Accordingly, we revised the footnote to the financial statements to disclose this as a related party transaction.

Note 11.  Net Income (Loss) Per Share

41.           We calculate the weighted average shares on a rolling 12 months basis.  The weighted average shares for the six months of June 30, 2010 were determined based on the average of the outstanding shares from July 1, 2009 to June 30, 2010, ranging from 15,599,816 shares outstanding as at July 1, 2009 to 15,724,816 shares outstanding as at June 30, 2010.

Balance Sheet

42.           We have recorded the adjustments made in accordance with ASC 250-10-50-7.  Please see Note 17 to our revised audited financial statements.

Statement of Operations and Accumulated Deficit

43.           Our actual forfeitures were as follows:

Year	Number of options forfeited	Weighted Average Exercise Price
2007	153,000	$.89
2008	86,500	$1.69
2009	90,000	$1.21
YTD 2010 (Sept 30, 2010)	0	$0

FASB ASC 718 provides for forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  We only record stock-based compensation expense for awards that are expected to vest.  While we generally consider historical forfeitures in our estimates, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited.  We have recorded adjustments in 2008 and 2009 for the forfeitures during those periods.  However, we have not adjusted our forfeiture rate in 2010 because we expect the options issued in 2010 to vest.

Statements of Cash Flows

44.           We have revised the Registration Statement to only reflect an adjustment to net loss for prior period adjustments as of December 31, 2009.  We have deleted the prior period adjustment in the interim financial statements.

Note 4.  Notes Payable

45.           The rent expense that we recorded for Sinacola is the stock-based compensation expense.  Sinacola is our landlord.  In 2009, entered into a rent satisfaction agreement with Sinacola (the “2009 RSA”) in terms of which we issued 163,415 penny warrants to Sinacola, as well as two convertible notes totaling $251,407.  As a result, we recorded the stock-based compensation expense for the warrant issuance as rent expense.  Also, we did consider the warrants issued with the debt as debt discount that should be amortized over the term of the debt (two years) using the effective interest rate method.  However, the fair market value of the shares underlying the warrants was estimated to be $161,977 using the Black-Scholes pricing model with a volatility of 55%, no dividend yield, a five year-term (at grant), and 2.61% risk-free interest rate.  In accordance with ASC 470-20, Debt with conversions and other options, the proceeds from the notes were allocated based on the relative fair market values of the note without the warrants issued in conjunction with the notes and of the warrants themselves at the time of issuance.  The portions allocated to the warrants were treated as discounts to the notes and amortized over the life of the notes.  Additionally, as a result of issuing the warrants with the subordinated convertible promissory notes, a beneficial conversion charge was estimated to be recorded as interest expense reflecting the incremental intrinsic value benefit of $161,977 provided to the holders of the notes.  We recorded interest expense of $6,749 for the year ended December 31, 2009.

Note 6.  Stock Options and Warrants

46.           We have reconciled the items in the comment as follows:

•	We have corrected the expense associated with this warrant on page II-6 to $99,098.

•	We have corrected the entry, which is now $161,977.

Previously, the entry was stated as a net amount of $129,441.  This was derived, incorrectly, and as disclosed in our response to prior comment 59, from the total reduction in Deferred Rent which was $132,574, comprised of the $129,441 plus an amount of $3,133 remaining in the Deferred Rent account.  At the time, the reconciliation of the amount disclosed on page F-63 ($161,984) and the amount disclosed on page II-6 ($129,441) was as follows: Transaction 11 in the table in foot note 6 expressed the expense associated with the new warrant issued to Sinacola in December 2009, in connection with the 2009 RSA.  We expressed it this way as this table represented a summary of the significant terms of each warrant issued, as issued.  On page II-6, the amount was net of the modification to the prior warrant (for 50,000 shares) issued to Sinacola in 2007, in order to fully disclose the net impact to rent by the 2009 RSA.  The modification involves a reduction of $32,543 in APIC – Options & Warrants (per prior comment response number 73).  Therefore, the revised amount disclosed on page II-6, net of modification to prior warrants, was $129,441, which was $161,984 minus $32,543.

However, as stated, this was corrected and the correct amount per the revised financial statements and the BCF worksheet is $161,977.

•	We have corrected the registration statement on page II-7 to state as follows:

“During April 2009 through June 2009, we issued warrants to purchase a total of 240,000 shares of common stock with an aggregate purchase price of $0.657 per share for assistance and services related to the drafting and preparation of our registration documents.  These warrants were valued at a total of $138,739 using the fair values of the underlying shares on the dates of issuance.”

Page II-8, note (dd) indicates only the cash received for pre-paid warrants.  The prepaid warrants and their associated amounts expensed are represented by items 14, 15, 16, 17 and 18 on the revised page F-63.

47.           We used the Black-Scholes model to calculate the options for the years ended December 31, 2009 and 2008, respectively.  The fair value of options granted were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

	2009	2008

Expected terms (in years)	5.00	5.00
Volatility	50%-55%	41.00%
Risk-free interest rate	2.40%	2.60%
Expected dividend rate	0.00%	0.00%
Weighted average fair value	$0.50	$1.02

48.           All material terms of the warrants have been included in the Registration Statement.

49.           The date of the modification of the performance or service conditions of the original award are expected to be satisfied; the total recognized compensation cost for an equity award should be at least equal to the fair value of the awards at the grant date.  The minimum stock-based compensation expenses for 50,000 warrants should be $57,434.  We have removed the negative expense of $32,543 in connection with 50,000 warrants issued on August 10, 2007.

Note 17.  Correction of Error to Prior Period Financial Statements

50.           We have revised Note 17 to correct the $24,446 overstatement of amortization expense and $58,822 adjustments of forfeiture rate as it should be considered as prior period adjustments instead of comprehensive income.

51.           Upon further consideration, we have removed the presentation of accumulated other comprehensive income (loss) in our financial statements.

Item 15.  Recent Sales of Unregistered Securities

52.           We have revised Item 15, paragraph (k), to only refer to warrants.  We have revised the valuation in paragraph (aa) to $161,977 to be consistent with our financials.  With reference to paragraph (cc), we have revised our financial statements to only refer to warrants.

Thank you for your review of this document.  Please advise if you have any further comments.

Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.